Contact

www.linkedin.com/in/tonya-donati-72344a50 (LinkedIn)
www.Motherkombucha.com (Company)

Top Skills

Marketing
Strategic Planning
Event Planning

Tonya Donati

Co-Founder of Mother Kombucha/B Corp/Creating delicious products to nurture a better world.

St Petersburg, Florida, United States

Summary

On a mission to create delicious products that nurture a better world. Mother of two small humans and countless batches of booch.

Cohort 2018 BBVA Momentum social entrepreneur accelerator, 2019 7 Eleven Brands With Heart and 2019 Florida Companies to Watch Honoree, 2020 Sustainy Foundation, 2021 & 2022 Mindful Awards kombucha category.

Experience

Mother Kombucha
Founder, CEO
January 2014 - Present (9 years 6 months)
Tampa/St. Petersburg, Florida Area

Hexa Watches
Marketing Manager
January 2012 - May 2014 (2 years 5 months)
Tampa/St. Petersburg, Florida Area

Amedisys
Occupational Therapist
December 2004 - February 2009 (4 years 3 months)
Birmingham, Alabama, United States

Playworks Therapies
Co-Founder
September 2001 - June 2004 (2 years 10 months)
Jacksonville, Florida, United States

Education

San Jose State University

Occupational Therapy/Therapist · (1992 - 1995)